UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendments to Revolving Credit Facilities Agreement and Term Loan Facility Agreement

On May 13, 2020, International Game Technology PLC (the “Company”) announced that (a) on May 7, 2020 it entered into an amendment (the “RCF Agreement Amendment”) to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2019 and July 24, 2019, for the $1.05 billion and €625 million multicurrency revolving credit facilities (the “RCF Agreement”), a conformed copy of which was furnished as Exhibit 99.4 to the Company’s Form 6-K filed on July 26, 2019, and (b) on May 8, 2020 it entered into an amendment (the “TLF Agreement Amendment” and, together with the Revolving Credit Facilities Amendment, the “Amendments”) to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018 and July 18, 2019, for the €1.5 billion term loan facility (the “TLF Agreement” and, together with the RCF Agreement, the “Agreements”) a conformed copy of which was furnished as Exhibit 99.6 to the Company’s Form 6-K filed on July 26, 2019.

The RCF Amendment modifies the RCF Agreement and the TLF Amendment modifies the TLF Agreement by, among other things:

•
Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the Amendments;

•
Providing that for the period commencing on January 20, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the Agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the Agreements;

•	Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;

•
Obligating the Company to maintain “Liquidity” (as defined in the Amendments) of at least $500 million for the period commencing on the date of the Amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;

•	Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);

•
Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the Agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and

•	Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the RCF Agreement Amendment provides that the margin applicable to all loans under the RCF Agreement outstanding of April 11, 2020 shall be increased to 2.475% and the Term Loan Facility Amendment provides that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 shall be increased to 2.50%.

The foregoing summary of the Amendments is not complete and is qualified in its entirety by reference to the Amendments, copies of which are furnished as Exhibit 99.2 and Exhibit 99.4 hereto.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Amendments to Revolving Credit Facilities and Term Loan Facility,” dated May 13, 2020
99.2
First Amended and Restated Seventh Amendment Request Letter dated May 3, 2020 and countersigned May 7, 2020 with respect to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018 and July 24, 2019, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.3
Conformed Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018, July 24, 2019 and May 7, 2020, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.4
First Amended and Restated Third Amendment Request Letter dated May 3, 2020 and countersigned May 8, 2020 with respect to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018 and July 18, 2019, for the €1.5 billion term loan facility

99.5	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020, for the €1.5 billion term loan facility

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EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Amendments to Revolving Credit Facilities and Term Loan Facility,” dated May 13, 2020
99.2
First Amended and Restated Seventh Amendment Request Letter dated May 3, 2020 and countersigned May 7, 2020 with respect to the Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018 and July 24, 2019, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.3
Conformed Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017, December 17, 2018, July 24, 2019 and May 7, 2020, for the $1.05 billion and €625 million multicurrency revolving credit facilities

99.4
First Amended and Restated Third Amendment Request Letter dated May 3, 2020 and countersigned May 8, 2020 with respect to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018 and July 18, 2019, for the €1.5 billion term loan facility

99.5	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020, for the €1.5 billion term loan facility

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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